Algonquin Power & Utilities Corp. Announces Election of Board of Directors
OAKVILLE, Ontario – June 7, 2018 - Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX/NYSE: AQN) today announced that at the Company’s annual meeting of shareholders held on June 7, 2018, all of the nominees listed in its management information circular dated May 1, 2018 (the “Circular”) were elected as directors of APUC to hold office until the end of the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

On a vote by ballot, each of the following nine nominees proposed by management was elected as a director of APUC. The detailed voting results for the election of directors are set out below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Christopher Ball	229,826,507	99.38%	1,436,253	0.62%
Melissa Stapleton Barnes	230,686,265	99.75%	576,495	0.25%
Christopher Jarratt	187,908,825	81.25%	43,353,935	18.75%
D. Randy Laney	230,830,866	99.81%	431,894	0.19%
Kenneth Moore	230,709,458	99.76%	553,302	0.24%
Ian Robertson	230,746,266	99.78%	516,494	0.22%
Masheed Saidi	230,620,527	99.72%	642,233	0.28%
Dilek Samil	230,752,060	99.78%	510,700	0.22%
George Steeves	230,696,052	99.75%	566,708	0.25%

Shareholders also voted in favour of an advisory resolution on the Company’s approach to executive compensation, and the re-appointment of Ernst & Young LLP as the Company’s auditor for the upcoming year, both as disclosed in the Circular.

Final voting results on all matters voted on at the annual meeting of shareholders will be filed with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov/edgar.
About Algonquin Power & Utilities Corp.
APUC is a diversified generation, transmission and distribution utility with U.S.$9 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 750,000 customers in the United States, and is committed to being a global leader in the generation of clean energy through its portfolio of long term contracted wind, solar and hydroelectric generating facilities representing more than 1,600 MW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D.  APUC's common shares are also listed on the New York Stock Exchange under the symbol AQN.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
For Further Information:
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
Suite 100 - 354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com

Telephone: (905) 465-6770